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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Accelrys, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase Common Stock, par value $0.0001 per share, with an exercise price greater than $9.00 per share
(Title of Class of Securities)

0043OU103
(CUSIP Number of Class of Securities (Underlying Common Stock))

David R. Mersten
Senior Vice President, General Counsel and Secretary
10188 Telesis Court
San Diego, California 92121-1761
(858) 799-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:

Carl R. Sanchez, Esq.
Paul, Hastings, Janofsky & Walker LLP
3579 Valley Centre Drive
San Diego, CA 92130
(858) 720-2500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$888,709.00	$95.09
(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that all eligible options to purchase 504,963 shares of common stock of Accelrys, Inc. will be exchanged for Restricted Stock Units ("RSUs") for the purchase of 131,078 shares of common stock of Accelrys, Inc. pursuant to this offer, which may not occur. The aggregate value of such RSUs is approximately $888,709.00, which is calculated based on the average of the high and low prices of Accelrys, Inc. common stock as reported on the Nasdaq Global Market on July 14, 2006. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on July 17, 2006.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Introductory Statement

        This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 17, 2006, in connection with Accelrys, Inc.'s offer to exchange certain outstanding stock options for restricted stock units on the terms and subject to the conditions described in the Offer to Exchange Options to Purchase Common Stock Having an Exercise Price of Greater Than $9.00 Per Share for Restricted Stock Units, dated July 28, 2006 (the "Offer to Exchange") and the related attachments thereto.

Item 12. Exhibits.

        Exhibit (a)(1)(A) in Item 12 of the Schedule TO is replaced and superseded by the following exhibit:

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock Having an Exercise Price of Greater Than $9.00 Per Share for Restricted Stock Units, dated July 28, 2006.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCELRYS, INC.
By:	/s/ MARK J. EMKJER Mark J. Emkjer President and Chief Executive Officer

Date: July 25, 2006

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock Having an Exercise Price of Greater Than $9.00 Per Share for Restricted Stock Units, dated July 28, 2006.
(a)(1)(B)	Election Form.*
(a)(1)(C)	Withdrawal Form.*
(a)(1)(D)	Letter from Mark J. Emkjer, dated July 17, 2006, related to Accelrys, Inc. Option Exchange Program.*
(a)(1)(E)	Restricted Stock Unit Award Agreement (For Residents of the United States, France and Japan).*
(a)(1)(F)	Restricted Stock Unit Award Agreement (For Residents of India).*
(a)(1)(G)	Restricted Stock Unit Award Agreement (For Residents of the United Kingdom).*
(b)	Not applicable.
(d)(1)	Accelrys, Inc. Amended and Restated 2004 Stock Incentive Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 dated August 26, 2005 and incorporated herein by reference.
(d)(2)	Accelrys, Inc. 2004 New-Hire Equity Incentive Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005 and incorporated herein by reference.
(d)(3)	Accelrys, Inc. 2000 Stock Option Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(4)	Accelrys, Inc. 1996 Equity Incentive Plan.*
(d)(5)	Amended Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference.
(d)(6)	Amendment No. 1 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(7)	Amendment No. 2 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(8)	Amendment No. 3 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and incorporated herein by reference.
(d)(9)	Amendment No. 4 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(10)	Amendment No. 5 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(11)	Amendment No. 6 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(12)	Amendment No. 7 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(13)	Amendment No. 8 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
(d)(14)	Amendment No. 9 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference.
(d)(15)	Form of Restricted Stock Award Agreement pursuant to Amended and Restated 2004 Stock Incentive Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 dated August 26, 2005 and incorporated herein by reference.
(d)(16)	Form of Restricted Stock Unit Award Agreement pursuant to Amended and Restated 2004 Stock Incentive Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 dated August 26, 2005 and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

*  Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on July 17, 2006.

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SCHEDULE TO
SIGNATURE
INDEX TO EXHIBITS